Exhibit 10.6

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made and entered into this 11th day of March 2015 (the “Effective Date”) by and between LendingTree, Inc. (“Employer”) and Gabriel Dalporto (“Executive”) (each a “Party” and collectively, the “Parties”).
WHEREAS, Executive has been employed by Employer as Chief Marketing Officer and President, Mortgage pursuant to an Employment Agreement dated January 9, 2014 (the “Prior Employment Agreement”); and
WHEREAS, Employer and Executive desire for Executive’s employment to continue under the terms of this Agreement rather than the Prior Employment Agreement from and after the Effective Date.
NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, Employer and Executive hereby agree as follows:
1.Employment. Employer shall employ and Executive agrees to be employed as Chief Marketing Officer and President, Mortgage. Executive shall do and perform all services and acts necessary or advisable to fulfill the duties and responsibilities as are commensurate and consistent with Executive’s position and shall render such services on the terms set forth herein. Further, Executive shall perform such different or other duties as may be assigned to Executive by Employer from time to time by Employer’s Chief Executive Officer. Executive will devote Executive’s full working time and best efforts to the diligent and faithful performance of such duties as may be entrusted to Executive from time to time by Employer, and shall observe and abide by the corporate policies and decisions of Employer in all business matters. Executive’s principal place of employment shall be the offices of Employer located in Burlingame, CA; provided, however, that travel to Employer’s other offices or places of business activity may be required. Executive acknowledges that Employer may, in its sole discretion from time to time, change Executive’s responsibilities or his direct/indirect reports without any effect hereunder.
2.Term.
(a)Initial Term. Executive’s employment shall be governed by the terms of this Agreement for the period beginning on the Effective Date and ending February 6, 2018, unless earlier terminated as provided herein (the “Initial Term”). This Agreement will expire by its terms unless renewed in the manner set forth in Section 2.b below.
(b)Renewal Terms. Upon the written request of the Executive to extend the Executive’s term of employment under this Agreement at least sixty (60) days prior to the expiration of the Agreement, Employer’s Compensation Committee of the Board of Directors (the “Compensation Committee”) shall consider extending the term of this Agreement. If Executive’s request for an extension is approved by the Compensation Committee, this Agreement shall be extended by one additional year. Each such additional one-year period shall be referred to as a “Renewal Term” and, together with the Initial Term, the “Term”. The maximum number of Renewal Terms shall be two; following the second Renewal Term, the Agreement shall automatically expire. For purposes of clarity, if the Agreement is not renewed in accordance with this Section 2.b, the Agreement shall automatically expire at the end of the then-current term. Such expiration shall not entitle Executive to any compensation or benefits except as earned by Executive through the date of expiration or the then-current term.
3.Compensation. Employer shall pay and Executive shall accept as full consideration for the services to be rendered hereunder compensation consisting of the items listed below. Employer shall have no obligation to pay any such compensation for any period after the termination of Executive’s employment, except as otherwise expressly provided.
(a)Base salary, paid pursuant to Employer’s normal payroll practices, at an annual rate of $350,000 or such other rate as may be established prospectively by the Compensation Committee from time to time (“Base Salary”). All such Base Salary payments shall be subject to deduction and withholding authorized or required by applicable law.
(b)Annual Bonus. During the Term, the Executive shall be eligible to receive a target annual bonus (“Annual Bonus”) of up to 60% of his Base Salary with respect to each full fiscal year of Employer (each a “Performance Year”) during the Term, beginning with the Performance Year that began on January 1, 2015. The terms and conditions of the Annual Bonus, including the applicable performance criteria for a Performance Year, and the amount of the Annual Bonus payable to the Executive for a Performance Year, if any, shall be determined by Employer’s Compensation Committee. Except as expressly provided in this Agreement, the Annual Bonus will be paid in accordance with Employer’s standard policies and procedures for the payment of annual bonuses to its other similarly situated employees. Executive shall not be entitled to an Annual Bonus for any fiscal year for which he was not employed under this Agreement on the last day of such fiscal year.

(c)Equity Incentives. During the Term, Executive shall be eligible to receive equity incentives, as determined in the discretion of the Compensation Committee, including, but not limited to restricted stock unit awards and/or stock options. Subject to the discretion of the Compensation Committee, equity incentives shall be granted to the Executive at the time Employer normally grants such incentives generally and otherwise in accordance with applicable policies, practices, terms and conditions (including, but not limited to, vesting requirements), and provided further that Executive is employed by Employer on the date such incentives are awarded. Executive re-acknowledges that the Notice of Special Stock Option Award dated August 6, 2014 contains the following language: “By your acceptance of this Stock Option, you acknowledge that the [Compensation] Committee has expressed its intent not to consider grants of further Awards to you under the 2008 Plan before February 6, 2018, and that any and all future Awards under the 2008 Plan will be made, if at all, within the sole discretion of the [Compensation] Committee.”
(d)Vacation and other Paid Time Off. During the Term, Executive shall be entitled to paid vacation and other paid time off each year, in accordance with applicable plans, policies, programs and practices applicable to similarly situated employees generally.
(e)Other. Such other benefits, payments, or items of compensation as are provided under the employee benefit plans of Employer, or as are made available from time to time under compensation policies set by Employer for management employees of Employer having similar salary and level of responsibility.
(f)Reimbursement. Employer shall reimburse Executive, in accordance with the general policies and practices of Employer as in effect from time to time, for normal out-of-pocket expenses incurred by Executive in the ordinary course of business, including without limitation, Employer’s standard mileage allowance for business use of any personal vehicle, business related travel, customer entertainment, and professional organizations.
4.Disability or Death.
(a)Disability. If at any time during the Term of this Agreement, Executive incurs a Disability (as defined below), then Executive’s employment shall be immediately terminated as of the date of Executive’s Disability. Upon executive’s Disability, Employer shall pay Executive, in a single lump sum cash payment, on the next regularly scheduled payroll date following the date of such termination, an amount equal to the Accrued Obligations (as defined below); provided, however, that any Annual Bonus amounts payable as part of the Accrued Obligations shall be paid on the date that such amounts are paid by Employer to other executives in accordance with the Company’s Annual Bonus plan as in effect at the date of such termination. For purposes of this Agreement, Executive shall be considered to have incurred a “Disability” if Executive has incurred a permanent and total disability (and no reasonable accommodation can be made to permit Executive to perform essential functions of his job) as determined under Employer’s long-term disability plan applicable to Executive.
(b)Death. If Executive should die during the Term, Executive’s employment and Employer’s obligations hereunder (other than pro rata payment of Base Salary) shall terminate as of Executive’s death. In such event, Employer shall pay Executive’s estate, in a single lump sum on the next regularly scheduled payroll date following the date of such termination, the Accrued Obligations; provided, however, that any Annual Bonus amounts payable as part of the Accrued Obligations shall be paid on the date that such amounts are paid by Employer to other similarly situated executives in accordance with Employer’s Annual Bonus plan as in effect at the date of such termination. As used in this Agreement, “Accrued Obligations” shall mean the sum of (i) Executive’s earned but unpaid Base Salary, (ii) any portion of Executive’s earned but unpaid Annual Bonus relating to a previously completed Performance Year, (iii) any earned but unpaid Annual Bonus relating to the Performance Year in which the Executive is terminated; (iv) any compensation previously earned but deferred by Executive (together with any interest or earnings thereon) that has not yet been paid and that is not otherwise to be paid at a late date pursuant to the executive deferred compensation plan of Employer, if any, and (v) reimbursements that Executive is entitled to receive under paragraph 3(f) of the Agreement.
5.Termination by Employer.
(a)Cause. Employer may terminate the employment of Executive under this Agreement during its Term for Cause. “Cause” shall include Executive’s fraud, dishonesty, theft, embezzlement, misconduct by Executive injurious to Employer or any of its affiliates, conviction of, or entry of a plea of guilty or nolo contendere to, a crime that constitutes a felony or other crime involving moral turpitude, competition with Employer or any of its affiliates, unauthorized use of any trade secrets of Employer or any of its affiliates or Confidential Information (as defined below), a material violation of any policy, code or standard of ethics generally applicable to employees of Employer, Executive’s material breach of fiduciary duties owed to Employer, Executive’s excessive and unexcused absenteeism unrelated to a disability, or, following written notice and a reasonable opportunity to cure, gross neglect by Executive of the duties assigned to Executive. In such event (i) no further Base Salary shall be paid to Executive after the date of termination, and (ii) Executive shall not be eligible to receive any Annual Bonus relating to the Performance Year in which Executive’s employment terminates in accordance with this paragraph. Executive shall retain only such rights to participate in other benefits as are required by the terms of those plans, Employer’s polices, or applicable law.

(b)Termination by Employer other than for Death, Disability or Cause. Upon termination of Executive’s employment with Employer prior to the expiration of the Term by Executive for Good Reason or by Employer without Cause (other than for death or Disability) (“Qualifying Termination”), Employer shall pay Executive the amounts described below. For the avoidance of doubt, expiration of the Term is not a Qualifying Termination. Notwithstanding the foregoing, Executive shall receive the payments and benefits described in subparagraphs (ii) - (iv) below if Executive executes and does not revoke a general release of Employer and its affiliates in a form substantially similar to that used for similarly situated executives of Employer and its affiliates (“Release of Claims”) and Executive complies with the restrictive covenants set forth herein. If Executive does not execute the Release of Claims within sixty (60) days following the Qualifying Termination, or if Executive revokes the Release of Claims (the end of the permitted revocation period following execution without revocation being exercised, the “Release of Claims Effective Date”), Executive’s entitlement to the payments and benefits described in subparagraphs (ii) - (iv) below shall immediately become null and void. “Good Reason” shall mean the occurrence of any of the following without Executive’s written consent: (i) material adverse change in the office to which Executive reports from those in effect immediately following the Effective Date, excluding for this purpose any such change that is an isolated and inadvertent action not taken in bad faith and that is remedied by Employer promptly after receipt of notice thereof given by Executive or that is authorized pursuant to this Agreement and further excluding a change in the office to which Executive reports due to internal restructuring, realignment or the resignation, promotion, demotion or a reorganization of managers within Employer; (ii) material reduction in Executive’s annual base salary; (iii) relocation of Executive’s principal place of business more than 50 miles from the San Francisco, CA metropolitan area; or (iv) material reduction of Executive’s day-to-day duties such that Executive’s duties no longer include general management functions (for purposes of clarity, Executive’s duties shall be deemed to include general management functions for so long as Executive retains the title of President, Mortgage or any other title which would generally be understood to involve general management functions) or participation on the senior executive team. In order to resign his employment for Good Reason, Executive must notify Employer in writing within fifteen (15) days of the initial existence of any event falling under (i) - (iv) and such notice shall describe in detail the facts and circumstances explaining why Executive believes a Good Reason event has occurred. Employer shall then have sixty (60) days following its receipt of such notice to cure or remedy such alleged Good Reason event such that Good Reason will not be deemed to exist for such event. If the event remains uncured or is not remedied by Employer within such sixty (60) day period and if Executive’s employment has not otherwise been terminated, then a Qualifying Termination shall automatically occur on the first business day following the end of such sixty (60) day cure/remedy period.

(i)
An amount equal to all Accrued Obligations within 30 days following the date of such Qualifying Termination, except for (a) accrued wages which shall be paid on date of the Qualifying Termination and (b) Annual Bonus amounts which shall be paid on the date that such amounts are paid by Employer to other similarly situated executives in accordance with Employer’s Annual Bonus plan as in effect at the date of such termination.

(ii)
An amount equal to one (1) year of Executive’s then-current Base Salary, payable in installments on Employer’s regularly scheduled payroll dates over the one (1) year period following the date of such Qualifying Termination (“Salary Continuation Payments”) beginning on the regularly scheduled payroll date immediately following the Release of Claims Effective Date. Notwithstanding the foregoing, if the Salary Continuation Payments are determined to be “nonqualified deferred compensation” that is subject to Section 409A (as defined below), then the first installment shall be made on the sixtieth (60th) day following the date of Executive’s Qualifying Termination and shall include the amount of all payments that would have been made after the effective date of the Release of Claims but before the sixtieth (60th) day following such Qualifying Termination, and the remaining Salary Continuation Payments shall be payable in installments on Employer’s regularly scheduled paydays following the Sixtieth (60th) day following such Qualifying Termination.

(iii)
Payment of premiums for continuation of health care coverage under COBRA for a period equal to one (1) year from the loss of coverage at the same level in effect at the time of termination of Executive’s employment, provided that Executive elects COBRA continuation coverage.

(iv)
(1) the Qualifying Termination occurs between the Effective Date and February 19, 2016 and (2) Executive timely executes and does not revoke the Release of Claims and (3) Executive fully complies with his obligations under this Agreement then: (a) the portion of Executive’s then outstanding unvested Restricted Stock Units (“RSUs”) issued pursuant to LendingTree, Inc.’s 2008 Stock and Annual Incentive Plan (the “Plan”) which were otherwise  scheduled to vest between the date of the Qualifying Termination and February 19, 2016 shall  instead become vested on the Release of Claims Effective Date, and (b) the portion of Executive’s then outstanding unvested options to purchase common stock (“Options”) issued pursuant to the Plan which were otherwise  scheduled to vest on February 19, 2016 shall instead become vested and exercisable on the Release of Claims Effective Date.  All RSUs that vest pursuant to this subsection (iv) shall be settled in accordance with the grant terms of such RSUs.

All Options that vest pursuant to this subsection (iv) shall remain exercisable only to the extent permitted under the grant terms of such Options.  All other unvested RSUs and Options issued to Executive pursuant to the Plan and which are not covered  by the foregoing clauses (a) and (b) shall terminate without consideration as of the date of such Qualifying Termination.   Additionally, if there is no Release of Claims Effective Date then the RSUs or Options that were covered by the foregoing clauses (a) and (b) shall terminate without consideration as of the 61st day following the Qualifying Termination.
Notwithstanding the foregoing, if Executive obtains other employment or is otherwise compensated for services during the period in which he is receiving Salary Continuation Payments (“Severance Period”), Employer’s obligation to make future payments to Executive under subparagraph (ii) above shall be offset against any compensation earned by Executive as a result of employment with or services provided to a third party. Executive agrees to inform Employer promptly of his employment status and any amounts so earned during the Severance Period. Further, Employer’s obligation to make payments under subparagraph (ii) shall immediately cease in the event that Executive breaches the terms of this Agreement, including but not limited to, Executive’s obligations set forth in Section 12 of this Agreement. Executive acknowledges and agrees that the payments described in paragraph 5(b) above constitute good and valuable consideration for such Release of Claims.
6. Change in Control. Reference is made to the change in control letter issued by Employer to certain executives of Employer, as the same may be revised from time to time (the “CIC Letter”). In the event that Executive experiences a Qualifying Termination within the one-year period following a Change in Control (as defined in the CIC Letter), the terms of the CIC Letter, as it may be amended from time to time, shall control and supersede the terms of this Agreement with respect to any benefits or payments which would otherwise be due hereunder.
7.Confidential Information and Return of Property. “Confidential Information” means any written, oral, or other information obtained by Executive in confidence from Employer, or any of its affiliates, including without limitation information about their respective operations, financial condition, business commitments or business strategy, as a result of Executive’s employment with Employer unless such information is already publicly known through no fault of any person bound by a duty of confidentiality to Employer or any of its affiliates. Executive will not at any time, during or after Executive’s employment with Employer, directly or indirectly disclose Confidential Information to any person or entity other than authorized officers, directors and employees of Employer. Executive will not at any time, during or after Executive’s employment with Employer, in any manner use Confidential Information on behalf of himself or any other person or entity other than Employer, or accept any position in which Executive would have a duty to any person to use Confidential Information against the interests of Employer or any of its affiliates. Upon termination of Executive’s employment for any reason, Executive will promptly return to Employer all property of Employer, including documents and computer files, especially where such property contains or reflects Confidential Information. Nothing in this Agreement shall be interpreted or shall operate to diminish such duties or obligations of Executive to Employer that arise or continue in effect after the termination of Executive’s employment hereunder, including without limitation any such duties or obligations to maintain confidentiality or refrain from adverse use of any of Employer’s trade secrets or other Confidential Information that Executive may have acquired in the course of Executive’s employment.
8.Disclosure and Ownership of Work Related Intellectual Property. Executive shall disclose fully to Employer any and all intellectual property (including, without limitation, inventions, processes, improvements to inventions and processes, and enhancements to inventions and processes, whether or not patentable, formulae, data and computer programs, related documentation and all other forms of copyrightable subject matter) that Executive conceives, develops or makes during the term of Executive’s employment, whether or not within the original Term of this Agreement, and that in whole or in part result from or relate to Executive’s work for Employer (collectively, “Work Related Intellectual Property”). Any such disclosure shall be made promptly after each item of Work Related Intellectual Property is conceived, developed or made by Executive, whichever is sooner. Executive acknowledges that all Work Related Intellectual Property that is copyrightable subject matter and which qualifies as “work made for hire” shall be automatically owned by Employer. Further, Executive hereby assigns to Employer any and all rights which Executive has or may have in Work Related Intellectual Property that is copyrightable subject matter and that, for any reason, does not qualify as “work made for hire.” If any Work Related Intellectual Property embodies or reflects any preexisting rights of Executive, Executive hereby grants to Employer the irrevocable, perpetual, nonexclusive, worldwide, and royalty-free license to use, reproduce, display, perform, distribute copies of and prepare derivative works based upon such preexisting rights and to authorize others to do any or all of the foregoing.
9.Restrictive Covenants. Executive covenants as follows, except in the event of a Qualifying Termination within one year following a Change in Control (in which instance, Executive agrees to be bound by the terms of the CIC Letter):
(a)Noncompetition. In consideration of this Agreement, and other good and valuable consideration provided hereunder, the receipt and sufficiency of which are hereby acknowledged by Executive, Executive hereby agrees and covenants that during the Term and for a period of twelve (12) months thereafter (together, the “Restricted Period”), Executive shall not, without the prior written consent of Employer, directly or indirectly, engage in or become associated with a Competitive Activity.

“Competitive Activity” means any business or other endeavor, in any state of the United States, involving products or services that are the same or similar to the type of products or services that Employer is engaged in providing both (x) as of the date hereof or at any time during the Term and (y) at any time during the twelve (12) month period preceding Executive’s termination of employment.  Executive shall be considered to have become “associated with a Competitive Activity” if Executive becomes directly or indirectly involved as an owner, principal, employee, officer, director, independent contractor, representative, stockholder, financial backer, agent, partner, member, advisor, lender, or in any other individual or representative capacity with any individual, partnership, corporation or other organization that is engaged in a Competitive Activity.
(b)Notwithstanding the foregoing, Executive may make and retain investments during the Restricted Period, in less than one percent (1%) of the outstanding capital stock of any publicly traded corporation engaged in a Competitive Activity if the stock of such corporation is either listed on a national stock exchange or on the NASDAQ Stock Market if Executive is not otherwise affiliated with such corporation.
(c)Non-solicitation of Employees. Executive recognizes that he will possess Confidential Information about other employees, consultants and contractors of Employer and its subsidiaries or affiliates relating to their education, experience, skills, abilities, compensation and benefits and interpersonal relationships with suppliers to and customers of Employer and its subsidiaries or affiliates. Executive recognizes that the information he will possess about these other employees, consultants and contractors is not generally known, is of substantial value to Employer and its subsidiaries or affiliates in developing their respective businesses and in securing and retaining customers, and will be acquired by Executive because of Executive’s position with Employer. Executive agrees that during the Restricted Period (i) Executive will not, directly or indirectly, solicit or recruit any person then employed by Employer and/or any of its subsidiaries and/or affiliates with whom Executive has had direct contact during his employment, in all cases for the purpose of being employed by Executive or by any business, individual, partnership, firm, corporation or the entity on whose behalf Executive is acting as an agent, representative or employee; and (ii) Executive will not convey any such Confidential Information or trade secrets about employees of Employer or any of its subsidiaries or affiliates to any other person except within the scope of Executives duties hereunder. Notwithstanding the foregoing, upon a termination of Executive’s employment by Employer for any reason other than for Cause, the restrictions set forth immediately above shall apply for a period of twelve (12) months following such termination in the case of employees with whom Executive had a direct working relationship prior to his employment with Employer, its subsidiaries, and/or affiliates.
(d)Non-Solicitation of Customers. During the Restricted Period, Executive shall not solicit any Customers of Employer or encourage (regardless of who initiates the contact) any such Customers to use the facilities or services of any competitor of Employer. For the purposes of this Agreement, “Customers” means any persons or entities that purchased products or services from Employer within twelve (12) calendar months of the termination of Executive’s employment.
(e)Executive acknowledges that the restrictions, prohibitions and other provisions herein, including, without limitation, the Restricted Period, are reasonable, fair and equitable in terms of duration and scope, are necessary to protect the legitimate business interests of Employer, and are a material inducement to Employer to enter into this Agreement.
10.Remedies for Breach. Executive acknowledges and agrees that a breach of any of the covenants made by Executive in Sections 7, 8 and 9 above would cause irreparable harm to Employer or any of its affiliates for which there would be no adequate remedy at law. Accordingly, the parties agree that in the event of any breach or attempted breach by Executive of any of the provisions of Sections 7, 8 and/or 9, Employer shall be entitled to institute and prosecute proceedings at law or in equity with respect to such breach, and, if successful, to recover such costs, expenses, and reasonable attorney’s fees as may be incurred in connection with such proceedings. The parties further agree that, to the extent Employer institutes and prosecutes proceedings at law or in equity against Executive for an alleged breach, and such action is unsuccessful, Executive is entitled to recover such costs, expenses, and reasonable attorneys’ fees as may be incurred in connection with such proceedings. If Executive breaches Section 8 above, the duration of the period identified shall be computed from the date Executive resumes compliance with the covenant or from the date Employer is granted injunctive or other equitable relief by a court of competent jurisdiction enforcing the covenant, whichever shall first occur, reduced by the number of days Executive was not in breach of the covenant after termination of employment, or any delay in filing suit, whichever is greater.
11.Survival of Obligations. Executive’s obligations under Sections 7, 8 and 9 of this Agreement shall survive the termination of Executive’s employment and this Agreement, regardless of the reason for or method of termination. Each of the provisions in these Sections shall be enforceable independently of every other provision, and the existence of any claim or cause of action Executive may have against Employer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of these Sections of the Agreement by Employer.
12.Actions After Termination. Executive agrees that for one year following Executive’s termination from Employer, regardless of the reason for the termination, Executive will continue to make himself available for reasonable consultation with Employer and Employer’s agents and employees regarding Executive’s prior work for Employer. In no event shall such services in a given month exceed 20% of the average monthly level of services performed by Executive over the 36-month period immediately preceding the date on which Executive’s employment terminated. In addition, Executive shall make himself reasonably available for interviews by Employer’s counsel, depositions, and/or appearances before courts or administrative agencies upon Employer’s reasonable request. Executive agrees that if Executive is contacted by any government agency with reference to Employer’s business, or by any person contemplating or maintaining any claim or legal action against Employer, or by any agent or attorney of such person, Executive will, to the extent permitted by law, promptly notify Employer of the substance of Executive’s communications with such person. Employer agrees to reimburse any reasonable expenses (and, after any Severance Period, reasonable compensation for lost income) incurred by Executive in connection with this Section 12, provided that such expenses shall have been preapproved in writing by Employer.
13.Section 280G Limitation. Notwithstanding anything in this Agreement to the contrary, in the event that any payment or benefit received or to be received by Executive (all such payments and benefits being hereinafter referred to as the “Total Payments”) would not be deductible (in whole or part) by Employer or any affiliates making such payment or providing such benefit as a result of Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) then, to the extent necessary to make such portion of the Total Payments deductible (and after taking into account any reduction in the Total Payments required by any similar reduction or elimination provision contained in such other plan, arrangement or agreement), the portion of the Total Payments that does not constitute “nonqualified deferred compensation” under Section 409A of the Code shall first be reduced (if necessary, to zero), and all other Total Payments shall thereafter be reduced (if necessary, to zero) with, in each case, cash payments being reduced before non-cash payments (and, within each category, payments to be paid last being reduced first); provided, however, that such reduction shall only be made if the amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is greater than or equal to the amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of the excise tax imposed under Section 4999 of the Code on such unreduced Total Payments). Any determination required to be made under this paragraph shall be made by independent tax counsel reasonably acceptable to both Executive and Employer, and shall be paid for by Employer (“Tax Counsel”).
It is possible that, after the determinations and selections made pursuant to the foregoing paragraph, Executive will receive payments and/or benefits that are, in the aggregate, either more or less than the amount determined under such paragraph (hereafter referred to as an “Excess Payment” or “Underpayment”, as applicable). If Tax Counsel determines that an Excess Payment has been made, then Executive shall promptly repay the Excess Payment to Employer, together with interest on the Excess Payment at the applicable federal rate (as defined in section 1274(d) of the Code) from the date of Executive’s receipt of such Excess Payment until the date of such repayment. If Tax Counsel determines that an Underpayment has occurred, Employer shall promptly (but in any event within ten (10) days of such determination) pay to Executive an amount equal to the Underpayment, together with interest on such amount at the applicable federal rate from the date such amount would have been paid to Executive had the provisions of the foregoing paragraph not been applied until the date of payment.
14.Section 409A. The parties intend that any amounts payable hereunder shall comply with or be exempt from Section 409A of the Code (“Section 409A”) (including under Treasury Regulation §§ 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exceptions under subparagraph (iii) and subparagraph (v)(D)) and other applicable provisions of Treasury Regulation §§ 1.409A-1 through A-6). For purposes of Section 409A, each of the payments that may be made under this Agreement shall be deemed to be a separate payment. Executive and Employer agree to negotiate in good faith to make amendments to the Agreement, as the parties mutually agree are necessary or desirable to avoid the imposition of taxes, penalties or interest under Section 409A. Neither Executive nor Employer shall have the right to accelerate or defer the delivery of any such payments or benefits except (i) where payment may be made within a certain period of time, the timing of payment within such period will be in the sole discretion of Employer, and (ii) to the extent specifically permitted or required by Section 409A. With respect to the time of payments of any amounts under the Agreement that are “deferred compensation” subject to Section 409A, references in the Agreement to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A. Notwithstanding anything in this Agreement to the contrary, if Executive is considered a “specified employee” under Section 409A upon his separation from service and if payment of any amounts on account of Executive’s separation from service under this Agreement is required to be delayed for a period of six months after separation from service in order to avoid taxation under Section 409A, payment of such amounts shall be delayed as required by Section 409A, and the accumulated amounts shall be paid in a lump sum payment within five business days after the end of the six-month delay period. If Executive dies during the six-month delay period prior to the payment of benefits, the amounts withheld on account of Section 409A shall be paid to the personal representative of Executive’s estate within 60 days after the date of Executive’s death. For the avoidance of doubt, it is intended that any expense reimbursement made to Executive hereunder shall be exempt from Section 409A. Notwithstanding the foregoing, if any expense reimbursement made hereunder shall be determined to be “deferred compensation” within the meaning of Section 409A, then (i) the amount of the expense reimbursement during one taxable year shall not affect the amount of the expense reimbursement during any other taxable year, (ii) the expense reimbursement shall be made on or before the last day of Executive’s taxable year following the year in which the expense was incurred and (iii)

the right to expense reimbursement hereunder shall not be subject to liquidation or exchange for another benefit. While it is intended that all payments and benefits provided to Executive under this Agreement will be exempt from or comply with Section 409A, Employer makes no representation or covenant to ensure that such payments and benefits are exempt from or compliant with Section 409A.  Employer will have no liability to Executive or any other party if a payment or benefit under this Agreement or otherwise is challenged by any taxing authority or is ultimately determined not to be exempt or compliant.  Executive further understands and agrees that Executive will be entirely responsible for any and all taxes imposed on Executive as a result of this Agreement.
15.Assignment. Employer may assign this Agreement to any other entity acquiring all or substantially all of the assets or stock of Employer or to any other entity into which or with which Employer may be merged or consolidated. Upon such assignment, merger, or consolidation, the rights of Employer under this Agreement, as well as the obligations and liabilities of Employer hereunder, shall inure to the benefit of and be binding upon the assignee, successor-in-interest, or transferee of Employer and Employer shall have no further obligations or liabilities hereunder. This Agreement is not assignable in any respect by Executive.
16.Notices. All notices and other communications under this Agreement shall be in writing and shall be given by first-class mail, certified or registered with return receipt requested or by hand delivery, or by overnight delivery by a national recognized carrier, in each case to the applicable address set forth below, and any such notice is deemed effectively given which received by recipient (or if receipt is refused by recipient, when so refused):

If to Employer:     LendingTree, Inc.
11115 Rushmore Dr.
Charlotte, NC 28277
Attn: General Counsel
If to Executive:     At the most recent address for Executive on file with Employer.
Either party may change such party’s address for notices by notice duly given pursuant hereto.
17.Invalid Provisions. It is not the intention of either Party to violate any public policy, or any statutory or common law. If any sentence, paragraph, clause or combination of the same in this Agreement is in violation of the law of any State where applicable, such sentence, paragraph, clause or combination of the same shall be void in the jurisdictions where it is unlawful, and the remainder of the Agreement shall remain binding on the Parties. However, the Parties agree, and it is their desire that a court should substitute for each such illegal, invalid or unenforceable covenant a reasonable and judicially-enforceable limitation in its place, and that as so modified the covenant shall be as fully enforceable as if set forth herein by the Parties themselves in the modified form.
18.Entire Agreement; Amendments. This Agreement contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, relating to the subject matter hereof, including, but not limited to (i) that certain Letter Agreement dated as of September 9, 2012 by and between Employer and Executive; (ii) that certain Letter Agreement dated April 11, 2011 by and between Executive and Employer; and (iii) the Prior Employment Agreement. For the avoidance of doubt, entry into this Agreement superseding the Prior Employment Agreement does not constitute a “Qualifying Termination” under the Prior Agreement. This Agreement may be amended in whole or in part only by an instrument in writing setting forth the particulars of such amendment and duly executed by both Parties.
19.Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.
20.Governing Law; Jurisdiction. The validity, construction, interpretation and enforceability of this Agreement and the capacity of the parties shall be determined and governed by the laws of the State of North Carolina, without regard to the conflict of law rules contained therein. Any litigation under this Agreement shall be brought by either Party exclusively in Mecklenburg County, North Carolina. As such, the Parties irrevocably consent to the jurisdiction of the courts in Mecklenburg County, North Carolina (whether federal or state) for all disputes related to this Agreement and irrevocably consent to service via nationally recognized overnight carrier, without limiting other service methods allowed by applicable law. In addition, the Parties irrevocably waive any right to a trial by jury in any action related to this Agreement.
21.Taxes. All payments made under this Agreement shall be subject to Employer’s withholding of all required foreign, federal, state and local income and employment/payroll taxes, and all payments shall be net of such tax withholding.
22.Recoupment. Notwithstanding anything to the contrary in this Agreement, any payments made or granted pursuant to this Agreement shall be subject to any recoupment or clawback policy that may be adopted by the Company from time to time and to any requirement of applicable law, regulation or listing standard that requires the company to recoup or clawback compensation paid.
23.Non-Disparagement. From and after a Qualifying Termination, Executive agrees not to disparage Employer or any officers, directors, employees, shareholders, parent companies, affiliates or agents of Employer (each an “Employer Party”). For purposes of this Section, “disparage” means to make a negative statement in any manner likely to be harmful to an Employer Party, its business or business reputation or personal reputation; provided that Executive may respond accurately and fully to any question, inquiry or request for information when required by legal process. This Agreement shall cover all forms of disparagement, direct or indirect, through any medium or in any venue.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
Employer

By: /s/ E. Claudette Parham
E. Claudette Parham
Senior Vice President, Human Resources & Administration
LendingTree, Inc.

Executive

/s/ Gabriel Dalporto
Gabriel Dalporto